Exhibit 99.84

RIO ALTO ANNOUNCES ACQUISITION OF 100% OF LA ARENA PROJECT

For Immediate Release	February 9, 2011

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has exercised its option and has acquired 100% of La Arena gold-copper project (“La Arena Project”) located in north-central Peru upon payment of the exercise price of US$49 million cash.

Rio Alto entered into an option and earn-in agreement with IAMGOLD Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owns La Arena Project, upon payment of payment of US$47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.

Alex Black, President and COO of Rio Alto, stated “The completion of the acquisition of the La Arena Project is another significant milestone for Rio Alto. This brings to a conclusion a four year relationship with IAMGOLD during which time our executive management team worked closely with IAMGOLD´s senior management team in negotiating the acquisition terms for La Arena during a very difficult financial environment particularly in 2008 and advancing the gold oxide project through feasibility and construction during the past 18 months. We sincerely thank IAMGOLD for their support and confidence during that time”.

Construction activities are nearing completion, mining equipment is arriving on site, plant commissioning will occur in March and the La Arena gold oxide project is on schedule to produce first gold in Q2, 2011.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning the expected timing for commissioning of a gold recovery plant and production of gold. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.